Exhibit 99.1

FOR IMMEDIATE RELEASE	Friday July 27, 2012
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise).

CELESTICA ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the second quarter ended June 30, 2012.

“Celestica continued to generate cash and achieved solid returns on invested capital in the second quarter, despite the challenging demand environment and the beginning of the wind down of our Research in Motion (RIM) manufacturing business,” said Craig Muhlhauser, Celestica President and Chief Executive Officer.

“Our priorities continue to be further diversifying our customer base and developing new capabilities to increase the value we deliver to our customers, while taking measures to prepare for an increasingly difficult economic environment.”

“To further accelerate our revenue diversification, we are pleased to announce that we have entered into an agreement to acquire D&H Manufacturing Company (D&H), a leading manufacturer of precision machined components and assemblies. This acquisition will strengthen our complex mechanical and systems integration offering, and allows us to provide additional value to our customers in the diversified markets segment of our business. We expect the acquisition to close in the third quarter of 2012.”

Second Quarter and First Half Summary

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012
Revenue (in millions)	$1,829.4	$1,744.7	$3,629.5	$3,435.6

IFRS net earnings (in millions)	$45.7	$23.6	$75.7	$66.8
IFRS EPS(i)	$0.21	$0.11	$0.34	$0.31

Adjusted net earnings (non-IFRS) (in millions) (ii)	$58.7	$47.1	$113.4	$100.7
Adjusted net EPS (non-IFRS) (i) (ii)	$0.27	$0.22	$0.52	$0.47
Non-IFRS return on invested capital (ROIC)(ii)	27.4%	23.4%	27.2%	23.6%
Non-IFRS operating margin(ii)	3.7%	3.3%	3.5%	3.4%

(i)    International Financial Reporting Standards (IFRS) net earnings for the second quarter of 2012 included an aggregate charge of $0.03 (pre-tax) per share for stock-based compensation and amortization of intangible assets (excluding computer software). This is slightly below the range we provided on April 24, 2012 of a charge between $0.04 and $0.06 per share. Our IFRS net earnings for the second quarter of 2012 also included a $0.09 (pre-tax) per share charge for restructuring charges primarily related to the wind down of our manufacturing services for RIM. Compared to our guidance, adjusted net EPS (non-IFRS) of $0.22 for the second quarter of 2012 was negatively impacted by $0.02 per share reflecting higher than expected income taxes.

(ii)   Non-IFRS measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies using IFRS or other generally accepted accounting principles (GAAP). See Schedule 1 for non-IFRS definitions and a reconciliation of non-IFRS to IFRS measures.

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Second Quarter 2012 Highlights

•                  Revenue:  $1.74 billion, at the high end of our guidance of $1.65 to $1.75 billion (announced April 24, 2012)

•                  IFRS EPS:  $0.11 per share, compared to $0.21 per share for the same period last year

•                  Adjusted net EPS (non-IFRS):  $0.22 per share, within the range of our guidance of $0.20 to $0.26 per share (announced April 24, 2012)

•                  Free cash flow (non-IFRS):  $16.9 million, compared to $2.4 million for the same period last year

•                  Diversified end markets: 19% of total revenue, up from 13% of total revenue for the same period last year

•                  Repurchased 4.6 million subordinate voting shares for cancellation as part of our Normal Course Issuer Bid (NCIB)

•                  Recorded $20.1 million of restructuring charges primarily related to the wind down of our manufacturing services for RIM

End Markets by Quarter

The following table sets forth revenue by end market as a percentage of total revenue:

	2011					2012
	Q1	Q2	Q3	Q4	FY	Q1	Q2
Communications(i)	36%	34%	34%	33%	35%	33%	32%
Consumer	26%	25%	25%	26%	25%	23%	21%
Diversified(ii)	11%	13%	16%	18%	14%	19%	19%
Servers	15%	17%	14%	13%	15%	15%	16%
Storage	12%	11%	11%	10%	11%	10%	12%
Revenue (in billions)	$1.80	$1.83	$1.83	$1.75	$7.21	$1.69	$1.74

(i)    Our communications end market is comprised of enterprise communications and telecommunications, which we have combined for reporting purposes effective the first quarter of 2012. Prior period percentages were also combined.

(ii)   Our diversified end market is comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor equipment and other.

Wind Down of Manufacturing Services for RIM

In June 2012, we announced that over the course of the third and fourth quarters of 2012 we will wind down our manufacturing services for RIM. For the second quarter of 2012, RIM represented 17% of total revenue (first quarter of 2012 and full year 2011 —— 19%). We expect to complete the majority of our manufacturing for RIM by the end of the third quarter of 2012. As a result, we expect our revenue from RIM to decrease to approximately 10% of total revenue for the third quarter of 2012. During the second quarter of 2012, we recorded restructuring charges of $20.1 million. This was comprised of charges related to the RIM wind down of $21.8 million (of which $9.1 million were cash charges) offset in part by reversals of certain prior unrelated restructuring charges totaling $1.7 million.

Due to the significance of RIM as a customer and in order to improve our margin performance, we will take additional restructuring actions in 2012 throughout our global network to reduce our overall cost structure. By the end of 2012, we expect to record total restructuring charges of between $40 million and $50 million, including the estimated $35 million we announced in June 2012. Of this amount, we recorded $20.1 million in the second quarter of 2012.

As a result of the wind down of our manufacturing services for RIM and the challenging demand outlook, we expect our revenue growth for fiscal 2012 will be negative and that we will no longer achieve (and now withdraw) our three-year compound annual revenue growth target of 6% to 8% and our annual operating margin target of 3.5% to 4.0% which we established at the beginning of 2010. We expect our operating margin for the second half of 2012 will be in the range of 2.5% and 3.0%. Despite our lower revenue expectations for 2012, we expect to achieve our annual ROIC and annual free cash flow targets for 2012.

Celestica Share Repurchase Plan

During the second quarter of 2012, we paid $36.2 million to repurchase for cancellation 4.6 million subordinate voting shares. The share repurchases were part of our NCIB accepted by the Toronto Stock Exchange in February 2012. The number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of shares we purchase for equity-based compensation plans. At June 30, 2012, we can repurchase up to an additional 5.2 million subordinate voting shares, of which approximately 3 million are intended for cancellation.

Acquisition to strengthen capabilities in the Diversified Markets

We announced today that we have agreed to acquire D&H Manufacturing Company based in California, a leading manufacturer of precision machined components and assemblies, primarily for the semiconductor capital equipment market. The operations provide manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support to some of the world’s leading semiconductor capital equipment manufacturers. The business generates approximately $80 million in annual revenue and currently employs approximately 350 people.

“The acquisition further strengthens Celestica’s diversified markets offering and will allow us to provide our customers with additional capability in large scale and high quality precision machining,” said Craig Muhlhauser, Celestica President and Chief Executive Officer. “The D&H team brings extensive engineering and technical depth to Celestica that will complement our capabilities in complex mechanical and systems integration services.”

This acquisition supports our strategy to grow and diversify our revenue base in the industrial, aerospace and defense, semiconductor equipment, green technology and healthcare end markets. The purchase price is expected to be approximately $70 million and will be financed from our credit facility or cash on hand. The transaction is subject to customary conditions and is expected to close in the third quarter of 2012.

Third Quarter 2012 Outlook

For the third quarter ending September 30, 2012, we anticipate revenue to be in the range of $1.6 billion to $1.7 billion, and adjusted net earnings per share to be in the range of $0.17 to $0.23.  We expect a negative $0.08 to $0.14 per share (pre-tax) aggregate impact on an IFRS basis for the following items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

Second Quarter Webcast

Management will host its second quarter results conference call today at 8:00 a.m. Eastern Daylight Time. The webcast can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. See Schedule 1. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge. For further information on Celestica, visit its website at www.celestica.com. The company’s security filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth; trends in our industry; our financial or operational results including our quarterly earnings and revenue guidance; the impact of the wind down of our manufacturing services for RIM on our financial targets and results and working capital requirements, and our anticipated expenses and restructuring charges related to such wind down and other actions; the acquisition of D&H, including our ability to close the transaction, the timing of closing, the purchase price and our funding thereof, and the impact of the acquisition on our diversified end markets; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, capital expenditures or benefits; our expected tax outcomes; our cash flows, financial targets and priorities; our ability to diversify and grow our customer base and develop new capabilities; and the effect of the global economic environment on customer demand. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. Readers should understand that the following important factors, among others, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the challenges of effectively managing the wind down of our manufacturing services for RIM; the extent of the restructuring charges associated with the RIM wind down and other actions; our dependence on a limited number of customers and on our customers’ ability to compete and succeed in their marketplace for the products we manufacture; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry; the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to significant changes in demand from our customers, including RIM; the challenges of managing changing commodity costs as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events including natural disasters, political instability, local labor conditions and social unrest, criminal activity and other risks present in the jurisdictions in which we operate; our inability to retain or expand our business due to execution problems relating to the ramping of new programs; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; the challenge of managing our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; variability of operating results among periods; our ability to successfully manage our international operations; increasing income taxes and our ability to successfully defend tax audits or meet the conditions of tax incentives; the completion of all our restructuring activities or integration of our acquisitions; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers; and other matters relating to the D&H transaction, including closing conditions not being satisfied in a timely manner or at all, the purchase price varying from the expected amount, our inability to finance the transaction, and our inability to develop our capabilities in our diversified markets. These and other risks and uncertainties, as well as other information related to Celestica, are discussed herein and in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our revenue, earnings and other financial guidance, as contained in this press release, is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the company. The material assumptions may include the following: our ability to effectively manage the RIM wind down; forecasts from our customers, which range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; the timing and execution of our restructuring actions; and our ability to diversify our customer base and develop new capabilities. These assumptions and estimates are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.  It is Celestica’s policy that our guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200 media@celestica.com	(416) 448-2211 clsir@celestica.com

Schedule 1

Supplementary Non-IFRS Measures

Our non-IFRS measures include gross profit, gross margin (gross profit as a percentage of revenue), selling, general and administrative expenses (SG&A), SG&A as a percentage of revenue, operating earnings (EBIAT), operating margin (EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, ROIC, free cash flow, cash cycle days and inventory turns. In calculating these non-IFRS financial measures, management excludes the following items, as applicable:  stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies using IFRS, or our North American competitors who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS.  The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company.  Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS, unless there are no comparable IFRS measures.

The economic substance of these exclusions and management’s rationale for excluding these from non-IFRS financial measures is provided below:

Stock-based compensation, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value.  In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different option valuation assumptions than we do, including those competitors who use U.S. GAAP and non-U.S. GAAP measures to present similar metrics.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses.  Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, facility closings and consolidations, write-downs to owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe this exclusion permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their fair value.  Our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges or recoveries in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures (in millions, except per share amounts):

	Three months ended				Six months ended
	June 30				June 30
	2011		2012		2011		2012
		% of		% of		% of		% of
		revenue		revenue		revenue		revenue
Revenue	$1,829.4		$1,744.7		$3,629.5		$3,435.6

IFRS gross profit	$125.9	6.9%	$117.1	6.7%	$242.8	6.7%	$229.2	6.7%
Stock-based compensation	4.0		3.0		8.0		6.3
Non-IFRS gross profit	$129.9	7.1%	$120.1	6.9%	$250.8	6.9%	$235.5	6.9%

IFRS SG&A	$62.7	3.4%	$59.9	3.4%	$133.0	3.7%	$119.9	3.5%
Stock-based compensation	(5.5)		(3.4)		(18.5)		(10.8)
Non-IFRS SG&A	$57.2	3.1%	$56.5	3.2%	$114.5	3.2%	$109.1	3.2%

IFRS earnings before income taxes	$53.1		$32.6		$86.4		$79.3
Finance costs	1.3		1.0		2.7		1.8
Stock-based compensation	9.5		6.4		26.5		17.1
Amortization of intangible assets (excluding computer software)	1.8		0.8		3.6		1.6
Restructuring and other charges	2.2		17.2		8.1		16.1
Non-IFRS operating earnings (EBIAT) (1)	$67.9	3.7%	$58.0	3.3%	$127.3	3.5%	$115.9	3.4%

IFRS net earnings	$45.7	2.5%	$23.6	1.4%	$75.7	2.1%	$66.8	1.9%
Stock-based compensation	9.5		6.4		26.5		17.1
Amortization of intangible assets (excluding computer software)	1.8		0.8		3.6		1.6
Restructuring and other charges	2.2		17.2		8.1		16.1
Adjustments for taxes (2)	(0.5)		(0.9)		(0.5)		(0.9)
Non-IFRS adjusted net earnings	$58.7	3.2%	$47.1	2.7%	$113.4	3.1%	$100.7	2.9%

Diluted EPS
Weighted average # of shares (in millions)	220.0		212.3		219.6		215.0
IFRS earnings per share	$0.21		$0.11		$0.34		$0.31
Non-IFRS adjusted net earnings per share	$0.27		$0.22		$0.52		$0.47
# of shares outstanding (in millions)	216.4		207.8		216.4		207.8

IFRS cash provided by (used in) operations	$5.3		$39.0		$(24.9)		$123.1
Purchase of property, plant and equipment, net of sales proceeds	(1.8)		(21.1)		(20.0)		(59.8)
Finance costs paid	(1.1)		(1.0)		(4.5)		(2.0)
Non-IFRS free cash flow (3)	$2.4		$16.9		$(49.4)		$61.3

ROIC % (4)	27.4%		23.4%		27.2%		23.6%

(1)   EBIAT is defined as earnings before interest, amortization of intangibles assets (excluding computer software) and income taxes.  EBIAT also excludes stock-based compensation, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)   The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries that do not impact our core operating performance.

(3)   Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(4)  Management uses ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of ROIC % (in millions, except ROIC %):

	Three months ended		Six months ended
	June 30		June 30
	2011	2012	2011	2012
Non-IFRS operating earnings (EBIAT)	$67.9	$58.0	$127.3	$115.9
Multiplier	4	4	2	2
Annualized EBIAT	$271.6	$232.0	$254.6	$231.8

Average net invested capital for the period	$990.5	$989.7	$936.5	$981.2

ROIC %	27.4%	23.4%	27.2%	23.6%

	December 31	March 31	June 30
	2011	2012	2012
Net invested capital consists of:
Total assets	$2,969.6	$2,955.4	$2,951.2
Less: cash	658.9	646.7	630.6
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,346.6	1,317.8	1,332.1
Net invested capital by quarter	$964.1	$990.9	$988.5

	December 31	March 31	June 30
	2010	2011	2011
Net invested capital consists of:
Total assets	$3,013.9	$2,997.3	$3,020.6
Less: cash	632.8	584.0	552.6
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,552.6	1,483.1	1,417.3
Net invested capital by quarter	$828.5	$930.2	$1,050.7

GUIDANCE SUMMARY

	Q2 12 Guidance	Q2 12 Actual	Q3 12 Guidance(1)
Revenue (in billions)	$1.65 - $1.75	$1.74	$1.60 - $1.70
Adjusted net EPS (diluted)	$0.20 - $0.26	$0.22	$0.17 - $0.23

(1)   We expect a negative $0.08 to $0.14 per share (diluted) pre-tax aggregate impact on an IFRS basis for the following recurring items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31	June 30
	2011	2012
Assets
Current assets:
Cash and cash equivalents (note 11)	$658.9	$630.6
Accounts receivable (note 5)	810.8	823.0
Inventories (note 6)	880.7	879.8
Income taxes receivable	9.1	9.5
Assets classified as held-for-sale	32.1	34.4
Other current assets	71.0	64.2
Total current assets	2,462.6	2,441.5

Property, plant and equipment	322.7	327.0
Goodwill	48.0	47.5
Intangible assets	35.5	32.8
Deferred income taxes	41.4	37.5
Other non-current assets	59.4	64.9
Total assets	$2,969.6	$2,951.2

Liabilities and Equity
Current liabilities:
Accounts payable	$1,002.6	$1,027.3
Accrued and other current liabilities	268.7	241.4
Income taxes payable	39.0	39.0
Current portion of provisions	36.3	24.4
Total current liabilities	1,346.6	1,332.1

Retirement benefit obligations	120.5	118.5
Provisions and other non-current liabilities	11.1	12.7
Deferred income taxes	27.6	27.5
Total liabilities	1,505.8	1,490.8

Equity:
Capital stock (note 8)	3,348.0	3,189.5
Treasury stock (note 8)	(37.9)	(0.8)
Contributed surplus	369.5	419.4
Deficit	(2,203.5)	(2,136.7)
Accumulated other comprehensive loss	(12.3)	(11.0)
Total equity	1,463.8	1,460.4
Total liabilities and equity	$2,969.6	$2,951.2

Contingencies (note 12)

Subsequent event (note 13)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012
Revenue	$1,829.4	$1,744.7	$3,629.5	$3,435.6
Cost of sales (note 6)	1,703.5	1,627.6	3,386.7	3,206.4
Gross profit	125.9	117.1	242.8	229.2
Selling, general and administrative expenses (SG&A)	62.7	59.9	133.0	119.9
Research and development	3.0	4.0	5.2	7.2
Amortization of intangible assets	3.6	2.4	7.4	4.9
Other charges (note 9)	2.2	17.2	8.1	16.1
Earnings from operations	54.4	33.6	89.1	81.1
Finance costs	1.3	1.0	2.7	1.8
Earnings before income taxes	53.1	32.6	86.4	79.3
Income tax expense (recovery) (note 10):
Current	8.4	5.0	13.2	8.5
Deferred	(1.0)	4.0	(2.5)	4.0
	7.4	9.0	10.7	12.5
Net earnings for the period	$45.7	$23.6	$75.7	$66.8

Basic earnings per share	$0.21	$0.11	$0.35	$0.31

Diluted earnings per share	$0.21	$0.11	$0.34	$0.31

Shares used in computing per share amounts (in millions):
Basic	216.6	210.4	216.0	213.0
Diluted	220.0	212.3	219.6	215.0

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012
Net earnings for the period	$45.7	$23.6	$75.7	$66.8
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	1.9	(3.8)	5.2	(2.7)
Change from derivatives designated as hedges	(5.5)	(8.2)	(5.7)	4.0
Total comprehensive income for the period	$42.1	$11.6	$75.2	$68.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2011	$3,329.4	$(15.9)	$360.9	$(2,403.8)	$12.3	$1,282.9
Capital transactions (note 8):
Issuance of capital stock	18.0	—	(6.5)	—	—	11.5
Purchase of treasury stock	—	(9.3)	—	—	—	(9.3)
Stock-based compensation and other	—	16.1	8.1	—	—	24.2
Total comprehensive income:
Net earnings for the period	—	—	—	75.7	—	75.7
Other comprehensive income for the period, net of tax:
Currency translation differences for foreign operations	—	—	—	—	5.2	5.2
Change from derivatives designated as hedges	—	—	—	—	(5.7)	(5.7)
Balance — June 30, 2011	$3,347.4	$(9.1)	$362.5	$(2,328.1)	$11.8	$1,384.5

Balance — January 1, 2012	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)	$1,463.8
Capital transactions (note 8):
Issuance of capital stock	17.2	—	(10.4)	—	—	6.8
Repurchase of capital stock for cancellation	(175.7)	—	83.1	—	—	(92.6)
Purchase of treasury stock	—	(3.8)	—	—	—	(3.8)
Stock-based compensation and other	—	40.9	(22.8)	—	—	18.1
Total comprehensive income:
Net earnings for the period	—	—	—	66.8	—	66.8
Other comprehensive income for the period, net of tax:
Currency translation differences for foreign operations	—	—	—	—	(2.7)	(2.7)
Change from derivatives designated as hedges	—	—	—	—	4.0	4.0
Balance — June 30, 2012	$3,189.5	$(0.8)	$419.4	$(2,136.7)	$(11.0)	$1,460.4

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012
Cash provided by (used in):
Operating activities:
Net earnings for the period	$45.7	$23.6	$75.7	$66.8
Adjustments for items not affecting cash:
Depreciation and amortization	19.7	20.5	38.8	39.7
Equity-settled stock-based compensation	9.5	6.4	23.5	17.1
Other charges (recoveries)	(3.6)	9.8	(3.7)	11.7
Finance costs	1.3	1.0	2.7	1.8
Income tax expense	7.4	9.0	10.7	12.5
Other	(6.5)	(4.3)	(4.9)	3.3
Changes in non-cash working capital items:
Accounts receivable	29.5	(62.8)	133.0	(12.2)
Inventories	8.1	33.3	(127.5)	0.9
Other current assets	(10.6)	2.6	(3.4)	6.0
Accounts payable, accrued and other current liabilities and provisions	(79.1)	4.0	(149.0)	(16.0)
Non-cash working capital changes	(52.1)	(22.9)	(146.9)	(21.3)
Net income taxes paid	(16.1)	(4.1)	(20.8)	(8.5)
Net cash provided by (used in) operating activities	5.3	39.0	(24.9)	123.1

Investing activities:
Acquisition, net of cash acquired (note 3)	(78.0)	—	(78.0)	—
Purchase of computer software and property, plant and equipment	(9.9)	(24.0)	(28.5)	(62.8)
Proceeds from sale of assets	8.1	2.9	8.5	3.0
Net cash used in investing activities	(79.8)	(21.1)	(98.0)	(59.8)

Financing activities:
Net borrowings under credit facilities (note 3)	45.0	—	45.0	—
Issuance of capital stock (note 8)	0.8	4.0	11.5	6.8
Repurchase of capital stock for cancellation (note 8)	—	(36.2)	—	(92.6)
Purchase of treasury stock (note 8)	(1.6)	(0.8)	(9.3)	(3.8)
Finance costs paid	(1.1)	(1.0)	(4.5)	(2.0)
Net cash provided by (used in) financing activities	43.1	(34.0)	42.7	(91.6)

Net decrease in cash and cash equivalents	(31.4)	(16.1)	(80.2)	(28.3)
Cash and cash equivalents, beginning of period	584.0	646.7	632.8	658.9
Cash and cash equivalents, end of period	$552.6	$630.6	$552.6	$630.6

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the communications (comprised of enterprise communications and telecommunications), consumer, computing (comprised of servers and storage), and diversified (comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor equipment and other) end markets. Our product lifecycle solutions include a full range of services to our customers including design, supply chain management, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2012 and the results of operations, comprehensive income and cash flows for the three and six months ended June 30, 2012.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on July 26, 2012.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information is presented in millions of U.S. dollars (except per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

We have applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the measurement of the recoverable amount of our cash generating units, and to valuing our financial instruments, retirement benefit costs, stock-based compensation, provisions and contingencies.  These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2011 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

3.             RECENT ACQUISITIONS

In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. These operations, located in Oregon, U.S.A. and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world’s largest semiconductor equipment manufacturers. The final purchase price was $80.5, net of cash acquired ($78.0 was paid in June 2011). The purchase was financed from cash on hand and $45.0 from our revolving credit facility which we repaid in 2011. On the acquisition date, we recorded $33.8 in goodwill and $12.5 in intangible assets.

In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider. The purchase price for Allied Panels is subject to adjustment for contingent consideration if specific pre-determined financial targets are achieved through 2012. At December 31, 2011, we had recorded a provision of $3.2 related to this contingent consideration. Based on management’s assessment of the potential outcomes, we determined that this provision was no longer necessary and released our provision as of June 30, 2012 through other charges (note 9(b)).

4.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or losses from new, existing or disengaging customers, the phasing in or out of programs, and changes in customer demand.  We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

Starting with the first quarter of 2012, we have combined our enterprise communications and telecommunications end markets into one communications end market for reporting purposes. Prior period percentages were also combined.

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012
Communications	34%	32%	35%	33%
Consumer	25%	21%	25%	22%
Diversified	13%	19%	12%	19%
Servers	17%	16%	16%	15%
Storage	11%	12%	12%	11%

Customers:

For the second quarter and first half of 2012, we had three customers and two customers, respectively, that individually represented more than 10% of total revenue (second quarter and first half of 2011 — three customers). For the second quarter and first half of 2012, RIM accounted for 17% and 18%, respectively, of total revenue (second quarter and first half of 2011 — 19% and 20%, respectively).

In June 2012, we announced that we will wind down our manufacturing services for RIM over the course of the next two quarters. We expect our revenue from RIM and as a result, our revenue in our consumer end market to significantly decrease as we complete the majority of our manufacturing for RIM by the end of the third quarter of 2012.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

5.             ACCOUNTS RECEIVABLE

We have an agreement to sell up to $250.0 in accounts receivable (A/R) on a committed basis and up to an additional $150.0 in A/R on an uncommitted basis. The amount of A/R we sell is subject to pre-determined limits by customer. The A/R facility is with third-party banks which have a Standard and Poor’s rating of A-1 at June 30, 2012. At June 30, 2012, we had sold $45.0 of A/R under this facility (December 31, 2011 — $60.0).  The A/R sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and commitment fees which we record through finance costs in our consolidated statement of operations. This facility expires in November 2012.

6.             INVENTORIES

We record our inventory provisions and valuation recoveries through cost of sales. We record inventory provisions to reflect changes in the value of our inventory to net realizable value, or valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down. We recorded net inventory recoveries of $2.7 for the second quarter of 2012 and net inventory provisions of $0.8 for the first half of 2012 (second quarter and first half of 2011 — net inventory provisions of $2.0 and $5.7, respectively).

We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. During the second quarter of 2012, our net inventory recoveries of $2.7 were comprised of a $5.6 credit recorded to reflect the improved recovery of certain inventory offset in part by new provisions of $2.9 for aged inventory.

7.             CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015.  We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We have pledged certain assets as security for borrowings under this facility. Borrowings under this facility bear interest at LIBOR or Prime rate for the period of the draw plus a margin. The terms of these draws have historically been less than 90 days. At June 30, 2012, no amounts were drawn under this facility (December 31, 2011 — no amounts drawn), and we were in compliance with all covenants.  Commitment fees paid in the second quarter and first half of 2012 were $0.5 and $1.0, respectively. At June 30, 2012, we had $26.7 of letters of credit that were issued under our credit facility.

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at June 30, 2012.  There were no amounts drawn under these overdraft facilities at June 30, 2012 (December 31, 2011— no amounts drawn).

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

8.             CAPITAL STOCK

On February 7, 2012, the TSX accepted our Normal Course Issuer Bid (NCIB). The NCIB allows us to repurchase, at our discretion, until the earlier of February 8, 2013 or the completion of purchases under the bid, up to approximately 16.2 million subordinate voting shares (representing approximately 7.5% of our total subordinate voting and multiple voting shares outstanding at the commencement of the NCIB) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

subordinate voting shares we purchase for equity-based compensation plans (see below). During the second quarter of 2012, we paid $36.2, including transaction fees, to repurchase for cancellation 4.6 million subordinate voting shares at a weighted average price of $7.84 per share. As of June 30, 2012, we have paid $92.6, including transaction fees, to repurchase for cancellation a total of 10.6 million shares at a weighted average price of $8.73 per share under the NCIB since its commencement in February 2012. At June 30, 2012, we can repurchase up to an additional 5.2 million subordinate voting shares under the NCIB, of which approximately 3 million are intended for cancellation.

From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares upon vesting of share unit awards under our equity-based compensation plans. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the second quarter and first half of 2012, we paid $0.8 and $3.8, respectively, for the trustee to purchase 0.1 million and 0.4 million, respectively, subordinate voting shares in the open market and we distributed 0.3 million and 4.8 million, respectively, subordinate voting shares upon the vesting of restricted share units (RSUs), performance share units (PSUs) and deferred share units. During the second quarter and first half of 2011, we paid $1.6 and $9.3, respectively, for the trustee to purchase 0.1 million and 0.8 million, respectively, subordinate voting shares in the open market and we distributed none and 1.7 million, respectively, subordinate voting shares upon the vesting of share unit awards. At June 30, 2012, the trustee held 0.1 million subordinate voting shares, with a value of $0.8 (December 31, 2011 — held 4.5 million with a value of $37.9), for delivery under these plans.

During the first quarter of 2011, we cash-settled certain RSUs and PSUs and recorded additional compensation expense to reflect the mark-to-market adjustment on these cash-settled awards of $2.7. Since management currently intends to settle all other share unit awards with shares purchased in the open market by a trustee or with new shares issued from treasury, we expect to continue to account for share unit awards as equity-settled awards. We have not recorded any mark-to-market adjustments since the first quarter of 2011.

The following table outlines the activity for stock-based awards for the six months ended June 30, 2012:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2011	8.1	3.5	7.4
Granted (i)	1.1	2.5	2.4
Exercised or settled (ii)	(1.1)	(1.4)	(3.9)
Forfeited/expired	(0.9)	(0.3)	(0.6)
Outstanding at June 30, 2012	7.2	4.3	5.3

The weighted-average grant date fair value of options and share units awarded:	$3.92	$8.21	$9.79

(i)                                    During the first quarter of 2012, we granted 2.4 million (first quarter of 2011 — 2.1 million) PSUs that vest based on the achievement of a market performance condition based on Total Shareholder Return (TSR).  See note 2(n) of our 2011 annual consolidated financial statements for a description of TSR.  We estimated the grant date fair value of these PSUs using a Monte Carlo simulation model. We expect to settle these awards with subordinate voting shares purchased in the open market. The number of PSUs that will actually vest will vary from 0% to 200% depending on the achievement of pre-determined performance goals and financial targets. The number of PSUs in the above table represents the maximum payout of 200%. We granted no PSU awards in the second quarter of 2011 or 2012.

(ii)                                 During the first half of 2012, we received cash proceeds of $6.8 (first half of 2011 — $11.5) relating to the exercise of stock options.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

For the second quarter and first half of 2012, stock-based compensation expense was $6.4 and $17.1, respectively (second quarter and first half of 2011 — $9.5 and $26.5, respectively). The amount of stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settled in cash (see above) and plan adjustments. Our performance-based compensation expense generally varies depending on the level of achievement of pre-determined performance goals and financial targets. We amended the retirement eligibility clauses in our equity-based compensation plans in 2011 which accelerated our recognition of the related compensation expense of $3.1 in the first half of 2012 (first half of 2011 — $4.8).

9.             OTHER CHARGES

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012

Restructuring (a)	$1.7	$20.1	$7.6	$19.0
Other (b)	0.5	(2.9)	0.5	(2.9)
	$2.2	$17.2	$8.1	$16.1

(a)                               Restructuring:

Our restructuring charges are comprised of the following:

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012

Cash charges	$5.3	$7.4	$11.3	$4.4
Non-cash charges (recoveries)	(3.6)	12.7	(3.7)	14.6
	$1.7	$20.1	$7.6	$19.0

In June 2012, we announced that over the course of the next two quarters, we will wind down our manufacturing services for RIM. We manufactured certain of RIM’s smartphone models in Mexico, Romania and Malaysia. We completed our manufacturing for RIM in Romania and Malaysia at the end of June 2012 and we expect to complete the majority of our manufacturing in Mexico by the end of the third quarter of 2012. In connection with this wind down, we recorded restructuring charges of $20.1 in the second quarter of 2012. This is comprised of charges related to the RIM wind down of $21.8 offset in part by reversals of certain prior unrelated restructuring charges totaling $1.7. Cash charges recorded in the second quarter of 2012 were $7.4, comprised of cash charges of $9.1 related to employee termination costs for our RIM manufacturing operations in Mexico, and to a lesser extent in Romania and Malaysia, offset by the $1.7 reversals. We also recorded non-cash charges of $12.7 to write down to recoverable amounts the equipment that was no longer in use at June 30, 2012. The recognition of these charges requires us to make certain judgments and estimates regarding the nature, timing, and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs to be paid, and the timing of disposition and estimated fair value of assets available for sale. We developed a detailed plan, the components of which were communicated to the affected employees prior to June 30, 2012, and we calculated the termination costs based on statutory requirements. We engaged independent brokers to determine the estimated fair values less cost to sell for assets no longer in use and available for sale. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Adjustments may be required to reflect actual experience or changes in estimates.

Our cash charges for the first half of 2012 included recoveries of $3.0, primarily to reflect a reversal of charges relating to the early settlement of one facility lease. During the second quarter and first half of 2012, we paid employee termination costs and lease payments totaling $3.6 and $11.3, respectively.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At June 30, 2012, our restructuring provision consists of the following:

Employee termination costs	$9.5
Contractual lease obligations and other costs	0.3
$9.8

We expect to pay our employee termination costs over the next two quarters as we complete our manufacturing and transition activities for RIM.

(b)                               Other:

Includes realized recoveries on certain assets that were previously written down through other charges and acquisition-related transaction costs. During the second quarter of 2012, we released our provision related to the estimated fair value of contingent consideration for our Allied Panels acquisition and recorded the recovery through other charges. See note 3.

(c)                                Impairment of intangible assets and property, plant and equipment:

In addition to the $12.7 impairment loss we recognized through restructuring charges for equipment that is no longer in use at June 30, 2012, we also tested the remaining carrying amounts of the cash generating units (CGUs) that were impacted by the announced wind down of our manufacturing services for RIM in Mexico, Romania and Malaysia. We compared the recoverable amounts using value-in-use to the carrying amounts of these CGUs and determined there was no further impairment against the property, plant and equipment or computer software assets. There is no goodwill or intangible assets associated with these CGUs. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth and discount rates, and projections of cash flows, among other factors. We did not identify any key assumptions where a reasonably possible change would cause a CGU’s carrying value to exceed its recoverable amount as the carrying values were supported based on the expected cash flows from existing customer programs. Absent a triggering event, we conduct our annual impairment assessment in the fourth quarter of each year as it corresponds with our planning cycle.

10.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of foreign exchange fluctuations and changes in our provisions related to tax uncertainties.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R and derivatives used for hedging purposes.  Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives.  The majority of our financial liabilities is recorded at amortized cost except for derivative liabilities, which are measured at fair value.  Our term deposits are classified as held-to-maturity and our short-term investments in money market funds are recorded at fair value, with changes recognized through our consolidated statement of operations.

Cash and cash equivalents are comprised of the following:

	December 31	June 30
	2011	2012

Cash	$191.7	$209.2
Cash equivalents	467.2	421.4
	$658.9	$630.6

Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at June 30, 2012 a Standard and Poor’s rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at June 30, 2012 are summarized in U.S. dollar equivalents in the following table.  We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies.  In accordance with the financial instruments standard, we have excluded items such as retirement benefits and income taxes.  The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at June 29, 2012.

	Chinese renminbi	Malaysian ringgit	Canadian dollar	Mexican peso	Thai baht

Cash and cash equivalents	$25.8	$1.5	$2.4	$0.4	$5.7
Accounts receivable	17.1	—	5.3	—	—
Other financial assets	0.6	0.7	—	0.2	0.3
Accounts payable and certain accrued and other liabilities and provisions	(31.8)	(16.3)	(27.4)	(19.3)	(16.6)
Net financial assets (liabilities)	$11.7	$(14.1)	$(19.7)	$(18.7)	$(10.6)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Foreign currency risk sensitivity analysis:

At June 30, 2012, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table.  The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Chinese renminbi	Malaysian ringgit	Canadian dollar	Mexican peso	Thai baht
		Increase (decrease)

1% Strengthening
Net earnings	$0.5	$(0.1)	$1.7	$(0.1)	$—
Other comprehensive income	—	0.8	1.0	0.4	1.2
1% Weakening
Net earnings	(0.5)	0.1	(1.7)	0.1	—
Other comprehensive income	—	(0.8)	(0.9)	(0.3)	(1.1)

At June 30, 2012, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$295.3	$0.98	15	$(5.4)
Thai baht	134.7	0.03	15	(3.3)
Malaysian ringgit	91.8	0.32	15	(2.8)
Mexican peso	49.4	0.07	12	(0.9)
British pound	52.1	1.57	4	0.6
Chinese renminbi	42.9	0.16	12	(0.4)
Euro	16.2	1.26	4	(0.2)
Singapore dollar	12.6	0.79	12	(0.2)
Romanian leu	12.2	0.29	12	(0.7)
Other	18.3	—	4	—
Total	$725.5			$(13.3)

At June 30, 2012, the fair value of these contracts was a net unrealized loss of $13.3 (December 31, 2011 — net unrealized loss of $13.9).  Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at June 30, 2012 was not significant, is recognized immediately in our consolidated statement of operations. At June 30, 2012, we recorded $1.2 of derivative assets primarily in other current assets and $14.5 of derivative liabilities in accrued and other current and non-current liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

12.          CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of any actions has been granted by that court. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes

We are subject to tax audits and reviews by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2004 should have been materially higher as a result of certain inter-company transactions.

In connection with a tax audit in Brazil, tax authorities had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position.  As the ruling generally favored the taxpayer, the Brazilian tax authorities appealed the matter to a higher court. In June 2012, the Brazilian Higher Administrative Court unanimously upheld the Lower Administrative Court decision. Although we believe it is unlikely to occur due to the recent unanimous decision by

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

the higher court, the Brazilian tax authorities have the right to present a Special Appeal to change the favorable decision. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit. Brazilian tax authorities are not precluded from taking similar positions in future audits with respect to these types of transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts.  Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 49.9 million Brazilian reais (approximately $24.7 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

13.          SUBSEQUENT EVENT

In July 2012, we agreed to acquire D&H based in California, U.S.A., a leading manufacturer of precision machined components and assemblies. The operations provide manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support to some of the world’s leading semiconductor capital equipment manufacturers. We expect the purchase price to be approximately $70 and to be financed from our credit facility or cash on hand. The transaction is subject to customary conditions and is expected to close in the third quarter of 2012.